

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
2 Kingdom Street
London W2 6BD
England

REQUIRED INFORMATION

1. Financial Statements:

The following financial information of the **AstraZeneca Savings and Security Plan** are submitted herewith:

Report of Independent Registered Public Accounting Firm;

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010;

Statements of Changes in Net Assets Available for Benefits for each of the years in the three year period ended December 31, 2011;

Notes to Financial Statements; and

Supplemental Schedule of Assets (held at year end).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 6/20/12

By: 

Jeffrey Fleming, Chair – AstraZeneca Investment Committee, and Americas and U.S. Compliance Officer

222607-1

Exhibit A

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC:

We consent to the incorporation by reference in the registration statement (No. 333-09062) on Form S-8 of AstraZeneca PLC of our report dated June 20, 2012, with respect to the statements of net assets available for benefits of the AstraZeneca Savings and Security Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2011, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP
/s/ KPMG LLP

Philadelphia, Pennsylvania
June 20, 2012



ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(Report of Independent Registered Public Accounting Firm)

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents

December 31, 2011 and 2010

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 12
Supplemental Schedule:	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Participants of the AstraZeneca Savings and Security Plan,
the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the AstraZeneca Savings and Security Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2012
Philadelphia, Pennsylvania

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
ASSETS		
Investments:		
Common stock fund - AstraZeneca PLC ADRs	$ 115,877,618	$ 122,104,697
Investment contracts with insurance companies	251,968,920	202,564,746
Investments in mutual funds	1,422,918,399	1,433,617,717
Investments in money market funds and other	112,631,558	126,562,236
Total investments at fair value	1,903,396,495	1,884,849,396
Employer contribution receivable	-	759,348
Notes receivable from participants	25,407,655	24,821,255
Total receivables	25,407,655	25,580,603
Net assets reflecting investments at fair value	1,928,804,150	1,910,429,999
Adjustment from fair value to contract value for fully benefit-responsive investment contracts with insurance companies	1,840,387	4,512,432
Net assets available for benefits	$ 1,930,644,537	$ 1,914,942,431

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Investment income:			
Net (depreciation) appreciation in fair value of investments	$ (29,276,656)	$ 172,617,853	$ 260,364,949
Interest and dividends	42,464,083	38,352,150	35,221,583
Total investment income	13,187,427	210,970,003	295,586,532
Contributions:			
Employer	61,028,335	64,799,759	66,368,882
Participants	101,559,472	105,460,464	108,089,994
Rollovers	6,089,876	4,132,754	2,555,341
Total contributions	168,677,683	174,392,977	177,014,217
Deductions:			
Benefits paid to participants and rollovers	166,100,316	175,645,571	125,873,305
Administrative expenses	62,688	55,550	59,398
Total deductions	166,163,004	175,701,121	125,932,703
Net increase	15,702,106	209,661,859	346,668,046
Net assets available for benefits:			
Beginning of the year	1,914,942,431	1,705,280,572	1,358,612,526
End of the year	$ 1,930,644,537	$ 1,914,942,431	$ 1,705,280,572

The accompanying notes are an integral part of these financial statements.

---

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Regular full-time and part-time employees of the Company and AstraZeneca LP ("AZLP") are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the North America Compensation and Benefits Sub-Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

---

1. Description of Plan, continued:

Contributions, (continued):

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions are allocated to each participant account. The amounts paid to the trustee are invested in the investment funds designated by the participant.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings (loss). Investment income (loss) allocated to each participant's account is based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. A participant who is credited with at least one hour of service becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age or the completion of three years of service.

Notes Receivable from Participants:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. As of December 31, 2011, the interest rates on the participant loans range from 3.3% to 11.5%.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

1. Description of Plan, continued:

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. Forfeitures used to reduce Fixed Company Contributions were insignificant to the Plan for the years ended December 31, 2011, 2010 and 2009.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Shares of common stock are valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts, which are fully benefit-responsive, represent the net contribution plus interest at the contract rate. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts with insurance companies as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2011 and 2010.

Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for benefits. Interest income is accrued as earned.

Notes Receivable from Participants:

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

2. Significant Accounting Policies, continued:

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 was issued to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for reporting periods beginning after December 15, 2011. The Plan does not anticipate that the adoption of this guidance will have an impact of the Plan's financial statements.

3. Investments:

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010:

	2011	2010
Common stock fund - AstraZeneca PLC ADRs	$115,877,618	$122,104,697
Spartan International Index Fund	-	105,786,594
T Rowe Price Small Cap Value Fund	138,016,453	149,966,821
Vanguard Growth Index Fund	123,936,819	127,522,704
Vanguard Institutional Index Fund	203,094,757	211,226,969
Vanguard Mid Cap Index Fund	98,053,162	103,140,964
Vanguard Total Bond Market Index Fund	124,355,073	111,787,794

3. Investments, continued:

During 2011, 2010, and 2009, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010	2009
Mutual funds	$ (37,623,302)	$ 167,563,144	$248,109,334
Common stock fund	8,346,646	5,054,709	23,671,662
Commingled funds	-	-	(11,416,047)
	$ (29,276,656)	$ 172,617,853	$ 260,364,949

4. Investment Contracts with Insurance Companies:

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's adviser. The portfolio is credited with interest on the guaranteed investment contracts and debited for participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or quarterly. The average yield and crediting interest rates were approximately 3% for the year ended December 31, 2011 and 4% for the years ended December 31, 2010 and 2009.

5. Fair Value Measurements:

FASB ASC 820 establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement.

5. Fair Value Measurements, continued:

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded. The investment has no unfunded commitments and there are no redemption restrictions.

Investment contracts with insurance companies: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. The underlying assets include fixed income and money market securities. The investment has no unfunded commitments and there are no redemption restrictions other than participants cannot transfer their balance directly to the money market fund.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end. The NAV is a quoted price in an active market. The underlying assets include equity, fixed income, and money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

Money market funds: Valued at the NAV of shares held by the Plan at year-end. The NAV is a quoted price in an active market. The underlying assets include money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2011 and 2010

5. Fair Value Measurements, continued:

The following tables list the fair values of investments as of December 31, 2011 and 2010:

	Fair Value Measurements as of December 31, 2011:			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock fund	$ 115,877,618	$ -	$ -	$ 115,877,618
Investment contracts with insurance companies	-	251,968,920	-	251,968,920
Mutual funds				
Blended fund	62,022,600	-	-	62,022,600
Bond fund	124,355,073	-	-	124,355,073
International equity	110,467,356	-	-	110,467,356
Large cap equity	566,556,610	-	-	566,556,610
Lifecycle funds	258,422,880	-	-	258,422,880
Mid cap equity	98,053,162	-	-	98,053,162
Small cap equity	203,040,718	-	-	203,040,718
Money market funds	112,631,558	-	-	112,631,558
Total investments measured at fair value	$1,651,427,575	$251,968,920	$ -	$1,903,396,495

	Fair Value Measurements as of December 31, 2010:			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock fund	$ 122,104,697	$ -	$ -	$ 122,104,697
Investment contracts with insurance companies	-	202,564,746	-	202,564,746
Mutual funds				
Blended fund	58,181,517	-	-	58,181,517
Bond fund	111,787,794	-	-	111,787,794
International equity	130,966,599	-	-	130,966,599
Large cap equity	576,297,426	-	-	576,297,426
Lifecycle funds	236,983,524	-	-	236,983,524
Mid cap equity	103,140,964	-	-	103,140,964
Small cap equity	216,259,893	-	-	216,259,893
Money market funds	126,562,236	-	-	126,562,236
Total investments measured at fair value	$1,682,284,650	$202,564,746	$ -	$1,884,849,396

6. Internal Revenue Service Status:

On May 7, 2012, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective January 1, 2012, qualified under the applicable provisions of the *Internal Revenue Code*. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Plan Termination:

Although it has not expressed any intent to do so, the North America Compensation and Benefits Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

8. Party-in-Interest Transactions:

Certain Plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

9. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$ 1,930,644,537	$ 1,914,942,431
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(1,840,387)	(4,512,432)
Net assets available for benefits per the Form 5500	$ 1,928,804,150	$ 1,910,429,999

The following is a reconciliation of investment income for the year ended December 31, 2011, per the financial statements to the Form 5500:

Net investment income per the financial statements	$ 13,187,427
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	2,672,045
Investment income per the Form 5500	$ 15,859,472

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Plan No. 002 EIN 23-2967016

Identity of issuer, borrower, lessor or similar party	Current value
Common stock fund:	
* AstraZeneca PLC ADRs	$ 115,877,618
Investment contracts with insurance companies (AstraZeneca - Stable Value Fund):	
Genworth Life & Annuity I	3,716,703
Hartford Life Insurance Company	2,152,731
ING Aetna	11,370,218
Jackson National Life	22,164,770
Metropolitan Life Inc.	22,718,937
Monumental Life Insurance Company	10,790,623
Mutual of America	21,150,642
New York Life Insurance Company	35,101,598
Ohio National Life Insurance	8,256,570
Pacific Life Insurance Company	11,146,742
Principal Life Insurance	27,156,993
Prudential Insurance Company of America	62,232,764
United of Omaha	14,009,629
	251,968,920
Investments in mutual funds:	
AF Fundamental Investors R5	32,954,114
*Fidelity Diversified International	12,684,772
*Fidelity OTC Portfolio	71,394,108
*Spartan International Index Fund	84,461,172
Templeton Institutional Funds, Inc - Foreign Equity Series Primary	13,321,412
T Rowe Price Small Cap Value Fund	138,016,453
Vanguard Balanced Index Fund	62,022,600
Vanguard Explorer Admiral Fund	15,647,757
Vanguard Growth Index Fund	123,936,819
Vanguard Institutional Index Fund	203,094,757
Vanguard Mid Cap Index Fund	98,053,162
Vanguard Morgan Growth Fund	15,051,810
Vanguard PRIMECAP Core Fund	28,356,426
Vanguard Small Cap Index Institutional Fund	49,376,508
Vanguard Target Retirement 2005 Fund	5,963,433
Vanguard Target Retirement 2010 Fund	7,857,686
Vanguard Target Retirement 2015 Fund	28,468,371
Vanguard Target Retirement 2020 Fund	39,928,331
Vanguard Target Retirement 2025 Fund	46,439,862
Vanguard Target Retirement 2030 Fund	43,260,959
Vanguard Target Retirement 2035 Fund	39,965,604
Vanguard Target Retirement 2040 Fund	23,464,608
Vanguard Target Retirement 2045 Fund	12,406,754
Vanguard Target Retirement 2050 Fund	4,017,413
Vanguard Target Retirement Income Fund	6,649,859
Vanguard Total Bond Market Index Fund	124,355,073
Vanguard Value Index Fund	91,768,576
	1,422,918,399
Investments in money market funds and other:	
Vanguard Prime Money Market Fund	75,820,825
* FMTC Institute Money Market Fund	35,376,726
Other Interest-Bearing Cash	1,434,007
	112,631,558
Notes receivable from participants (rates of interest ranging from 3.3% to 11.5%)	25,407,655
Total	$ 1,928,804,150

* Party-in-interest

See accompanying report of independent registered public accounting firm.